Filed by Public Service Enterprise Group, Inc.
(Commission File No. 1-09120)

Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act
of 1934

Subject Company:
Public Service Enterprise Group Incorporated
(Commission File No. 1-09120)

A webcast of the Exelon Corporation 2004 earnings call was held on January 26, 2005. Following is the transcript from that call.

* * * * *

Safe Harbor Statement

Except for the historical information contained herein, certain of the matters discussed in this filing constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding benefits of the proposed merger, integration plans, and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon Corporation (“Exelon”), Commonwealth Edison Company (“ComEd”), PECO Energy Company (“PECO”), and Exelon Generation Company, LLC (“Exelon Generation” and together with Exelon, ComEd and PECO, the “Exelon Registrants”), and the current expectations of management of Public Service Enterprise Group Incorporated (“PSEG”), Public Service Electric and Gas Company (“PSE&G”), PSEG Power LLC (“PSEG Power”), and PSEG Energy Holdings LLC (“PSEG Holdings” and together with PSEG, PSE&G and PSEG Power, the “PSEG Registrants”). There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this filing. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or PSEG could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may experience more difficulties than expected in achieving operating improvements at jointly owned nuclear generating facilities; (11) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (12) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (13) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. A discussion of some of these other important factors and assumptions is contained in the Exelon Registrants’ and PSEG Registrants’ respective filings with the SEC, including: (1) the Exelon Registrants’ 2003 Annual Report on Form 10-K — Item 7. Management’s Discussion and Analysis of Financial condition and Results of Operations — Business Outlook and the Challenges in Managing Our Business for Each of Exelon, ComEd, PECO, and Exelon Generation; (2) the Exelon Registrants’ 2003 Annual Report on Form 10-K — Item 8. Financial Statements and Supplementary Data: Exelon — Note 19, ComEd — Note 15, PECO — Note 14, and Exelon Generation — Note 13; and (3) the PSEG Registrants’ Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 — Forward Looking Statements. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this filing may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this filing. None of the Exelon Registrants or PSEG Registrants undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this filing.

Additional Information

This communication is not a solicitation of a proxy from any security holder of Exelon or PSEG. Exelon intends to file with the SEC a registration statement that will include a joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and PSEG to their respective security holders in connection with the proposed merger of Exelon and PSEG. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, PSEG and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Public Service Enterprise Group Incorporated, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171.

The respective directors and executive officers of Exelon and PSEG and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 12, 2004, and information regarding PSEG’s directors and executive officers is available in its proxy statement filed with the SEC by PSEG on March 10, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

* * * * *

Exelon Corporation 2004 Earnings Call Transcript

Event ID: 998732

Event Name: Q4 2004 Exelon Corporation Earnings Conference Call
Event Date: 2005-01-26T13:00:00 UTC

******************************************************

P: Operator;
C: Michael Metzner; Exelon Corporation; VP, IR & Shareholder Services
C: Bob Shapard; Exelon Corporation; EVP & CFO
C: John Rowe; Exelon Corporation; Chairman, President & CEO
P: Kit Konolige; Morgan Stanley; Analyst
C: Ian McLean; Exelon Corporation; EVP & President, Power Team
P: Paul Fremont; Jefferies; Analyst
P: Vic Khaitan; Deutsche Asset Management; Analyst
P: Steve Fleishman; Merrill Lynch; Analyst
C: Barry Mitchell; Exelon Corporation; CFO, SVP & Treasurer, PECO, Generation & ComEd
P: Paul Patterson; Glenrock Associates; Analyst
C: Randy Mehrberg; Exelon Corporation; EVP & General Counsel
P: Paul Ridzon; Keybanc; Analyst
P: David Frank; Zimmer Lucas Partners; Analyst
P: Ali Agha; Wells Fargo; Analyst
C: Joe Trpik; Exelon Corporation; VP & Assistant Controller

Operator: Good morning, ladies and gentlemen. And welcome to the Exelon Corporation fourth quarter 2004 earnings conference call. At this time all participants have been placed on a listen-only mode and the floor will be open for your questions following the presentation. It is now my pleasure to turn the floor over to Michael Metzner. Sir, the floor is yours.

Michael Metzner: Thank you, good morning and welcome to Exelon’s fourth quarter earnings review and update conference call. Thank you for joining us this morning. You should have received a copy of our earning release. If you haven’t received it, the release is available on Exelon’s website at www.exeloncorp.com, or you can call Alicia Greenlee at (312) 394-2899 and she’ll be happy to fax or e- mail the release to you. This call is being recorded and will be available through February 11 by dialing (877) 519-4471. The international call in number is (973) 341-3080. The confirmation code is 5568629. In addition the call will be archived on the Exelon website.

Before we begin today’s discussion let me remind you that the earnings release and other matters we may discuss in today’s call may contain forward-looking statements and estimates that are subject to various risks and uncertainties. Please refer to our SEC filings for discussions of factors that may cause results to differ from management’s projections, forecasts and expectations. In our press release and also during this call we will discuss adjusted non-GAAP operating results that exclude specific non-operational items such as accounting changes, regulatory changes or items that we view as unusual. We believe these adjusted operating results are representative of the underlying operational results of the company. In today’s earnings release, which is available on our website, we provide a reconciliation between reported GAAP results and adjusted non-GAAP operating results.

With me today on the call are John Rowe, Chairman, President and CEO; Bob Shapard, Executive Vice President and Chief Financial Officer; and other members of Exelon’s senior management team who are available to answer your questions. Today’s call will focus on fourth quarter and full year 2000 — 2004 results and the outlook for 2005. We have scheduled an hour for this call. Bob will begin with the discussion of our fourth quarter results.

Bob Shapard: Thanks, Michael, and good morning, everyone. Exelon Corporation announced fourth quarter adjusted operating earnings of $391 million, or $0.58 per share compared to fourth quarter ‘03 earnings of $382 million for the same $0.58 per share. Earnings were actually up 2.4 percent for the quarter but share count is up as well due primarily to the exercise of options. About a year ago we announced a share buy-back program which was intended to offset the dilutive effect of — of — the issue — exercise of options. That share buy-back program was — was suspended during the second half of the year during the negotiations with — with Public Service. We expect that program to be restarted when we do a catch-up this year. We — we have a $0.04 to $0.05 of dilution this year due to additional share issuance. We should get roughly half that back early this year as we catch up on our share buy-back program.

Exelon reported GAAP net income of $363 million or $0.54 a share for the fourth quarter of ‘04. The reported number — the GAAP number includes a $0.04 per share after-tax earnings from the investments in synthetic fuel production facilities and also includes the following after tax charges: $0.03 per share for the severance cost related to Exelon Way, $0.02 a per share related to Commonwealth Edison’s liability management program where we bought back a significant amount of debt, $0.02 a share associated with Exelon Generation’s investment in Sithe and $0.01 per share for the proposed merger with Public Service. These five items were excluded along with synthetic fuels from our operating earnings of $0.58. As I’ll discuss in a moment GAAP and operating earnings for the full year are the same.

The positive earnings drivers in fourth quarter of 2004 compared to 2003 include higher realized wholesale margins and generation, the acquisition of the second half of AmerGen in December of last year, the lower of — lower O&M, driven by the Exelon Way, a partial offset to these positives were higher taxes other than income and mark-to-market adjustments on our hedging activities at Power Team. The higher taxes other than income compared to ‘03 was primarily due to favorable settlements in the fourth quarter of ‘03 rather than a material change in our normal run rate of the expense. Average realized wholesale margins at Power Team were up about $2 over last year to about $13 per megawatt hour primarily due to higher average realized wholesale prices, a decreasing capacity payments to Midwest Generation and the hedging of fossil fuel costs.

Heating degree days in the fourth quarter were 10 percent below our estimated normal level at ComEd and 5 percent below estimated normal for PECO. According to our models, mild fourth quarter weather had about a $0.02 per share negative impact on earnings of our energy delivery businesses relative to our guidance which is based on normal. Normalized — normalizing for weather and excluding the mark-to-market impact which was a negative $0.04, operating earnings would — would have been $0.64 per share in the fourth quarter.

Now let’s turn to a brief summary of our full year results. Full year 2004 operating earnings were $2.78 a share, up 6.5 percent over 2003 results which were $2.61 per share. GAAP earnings equaled operating earnings for the year. This is not a coincidence. We knew we had GAAP earnings that we would not be claiming as operating, primarily the synthetic fuel earnings and the DOE settlement so we used that cushion, if you will, to fund premiums on our accelerated debt reduction program at Commonwealth Edison. This allowed us to focus on the best economics and lowering interest expense going forward, being willing to take — to pay premiums that would hit earnings in — in the — in 2004 timeframe. We’ll see the benefits of that debt reduction program going forward in lower interest expense.

Major drivers of the year over year earnings growth included strong core growth in retail deliveries at both ComEd and PECO, higher realized wholesale margins at Genco, the AmerGen acquisition, Exelon Way savings and the elimination of the earnings drags of Enterprises, also lower interest expense. These positives were partially offset by the lower CTC revenues at Commonwealth Edison as predicted and as — as expected plus very mild summer weather in both Commonwealth Edison and PECO service territories, compared to normal. Also, higher depreciation and amortization during the period.

We estimate that mild weather in 2004 cost us approximately $0.11 per share, in terms of a negative impact on earnings at Energy Delivery. Normalizing for weather and excluding the full year effect of mark-to-market, which was $0.01 negative, our operating earnings in 2004 would have been $2.90. In our earnings release we provided much more detail regarding the fourth quarter and full year results. We would be happy to respond to your questions later in this call. We are very pleased with our 2004 results. We believe it sets the table for a continued strong performance in 2005 which I’ll discuss in more detail in just a moment. Now I will turn it over to John Rowe.

John Rowe: Thank you, Bob. We are obviously pleased with the year. I believe this was not only the strongest year in Exelon’s four-year history. It was also the cleanest year, we have GAAP earnings equaling our operating earning at $2.78 a share. We had a 6.5 percent increase in operating earnings from the prior year; despite having had an extremely mild summer in both Chicago and Philadelphia. That demonstrates that we have both underlying growth in our core business areas of Chicago and Philadelphia and a continuing successful cost reduction program.

I suppose the highlight of the year financially was our dividend increases. We have increased the dividend by a cumulative 60 percent in 2004 alone and by nearly 85 percent since January 2003. The board’s adoption of its new dividend policy last June and the subsequent dividend increase reflects our collective confidence, certainly my confidence, in the sustainability of our recent earnings and our cash flow improvements and further demonstrates our commitment to return cash to our shareholders when we do not have a demonstrably better place to put it. You will also remember that the Exelon/ PSEG merger agreement stipulates that Exelon dividend at the closing will keep Peggy shareholders whole after considering the exchange ratio. So there will be another substantial dividend increase of approximately 14 percent for Exelon shareholders on or before the time that the merger closes. All that of course is subject to final board approval.

These financial results were made possible by the continued successful execution of the Exelon Way program throughout the company. We continue to contain costs while maintaining safety and improving operations. Nuclear fleet capacity factors averaged 93.5 percent in 2004 with production costs of $12.43 per megawatt hour. Through major material condition improvements, increased flexibility and better coordination with Power Team, Exelon Power lowered forced outage rates across our non-nuclear fleet from double-digits in 2001, to less than 4 percent in 2004.

The T&D systems in Chicago and Philadelphia continue to receive improvements with additional investments. Our crews were also able to lend a hand to repair the extensive damage across the south after this summer’s hurricanes. We have substantially completed the exit of our Enterprise businesses, Sithe and Boston Generating, all of which had been drains on earnings and cash flow. I am pleased to have closed the chapter on these ventures as we refocus our efforts on what we do best, which is running our basic utility and generation business. George Gilmore, Richard Glanton and Barry Mitchell; a whole host of others did a wonderful job over the course of the last year in completing these divestitures.

We have strengthened Exelon and ComEd’s balance sheet with $1.2 billion debt retirement thanks to Barry’s opportunistic eye on the bond market and, as Bob pointed out, it was made a little easier by the fact that we were accruing GAAP earnings well in excess of our operating earnings guidelines. 2004 was a very good year on the regulatory front as well. We were delighted with our settlement with the United States Department of Justice under which the government reimburses Exelon for costs associated with the storage of spent fuel at the company’s nuclear sites until the time that DOE fulfills its ultimate obligation, which we are of course paying for, to accept the spent fuel. We were also pleased to see the expansion of PJM, not only with the addition of ComEd, which Betsy Moler worked very hard on, but also with the addition of AEP and Dayton Power and Light.

The expansion of PJM brings efficient transmission congestion management and competitive wholesale energy markets to a huge swath of the northeastern United States. PECO energy has been a member of PJM for more than 75 years. But the expansion of PJM benefits all of Exelon’s customers by further strengthening reliability and reducing costs. This expansion was a key factor in our ability to pass the FERC market power screen, which is a prerequisite to qualify for market based rates. In November, the Illinois Commerce Commission concluded an extensive stakeholder process to make recommendations on how to structure Illinois electricity markets post-2006. A report from the ICC to the Illinois legislature incorporated workshop reports from various groups and included an implementation report from the general counsel and staff. We are pleased that these working groups and stakeholders reached consensus on a number of issues including support for a competitive procurement process. A full requirement descending clock type vertical auction similar to what is being used in New Jersey has the most support.

As you know a year ago we tried to work out an arrangement where we would continue to be a sole source supplier for the provider of last resort load in Illinois. We thought then and think now there was a lot to be said for that but we believe the proposed New Jersey style auction will deliver a fair price to the generation company for its market assets and we think the parties are working very hard at an outcome that will be fair to everybody and increase the competitive potential of the market.

We will be hard at work in 2005. We expect to file our procurement case in the first quarter and our distribution rate case in the second or third quarter. The Illinois Commerce Commission is also starting discussions with the general assembly. We will of course work with everyone on this process. You all know about our most exciting news of last year, the announcement of the Exelon/ PSE&G merger agreement. In creating Exelon Electric and Gas we will combine Exelon’s proven nuclear expertise and growth platform with PSE&G’s transmission and distribution expertise and its experience running a BGS auction.

We promised you for a long time that we would not do an acquisition unless we could do one that would be up front accre — accretive and provide an adequate return on capital. We said it again and again. We inscribed it in our armpits. We did all sorts of things. And we are absolutely convinced that this merger has the potential to do just that and what really is gratifying is virtually all of you have assessed that transaction in the same way that we do. And we are very pleased about that. We believe that this merger will get us enhanced earnings but also increased robustness and sta — stability as we go forward. For our customers this will be an extraordinary utility system, serving 7 million electric customers and 2 million natural gas customers. It will have the same commitment to continuous improvement in safety, reliability and efficiency that has been Exelon’s hallmark.

For the communities we serve, Illinois and Pennsylvania of course, but now New Jersey as well, we will sustain our record of charitable and civic contributions, economic development and environmental stewardship. Here again there are overlapping advantages. I think PSE&G has a somewhat stronger environmental record. I believe that Exelon has a somewhat stronger record on community diversity and we’ll try to put those things together and deliver additional community value.

We expect near-term benefits from the January 17, 2005 commencement of our nuclear operating services contract. Under this agreement Exelon will supply senior personnel to oversee daily plant operations and to implement the nuclear management model which we have with the practices and programs that Exelon has used in its own performance improvement program. I think the number of people we have put into top management in the — in the two plants is now around 25. This will assist PSE&G in improving the operations of the Salem facility, in which we have a joint ownership interest, and also the adjacent Hope Creek Nuclear Facility. The NRC recently approved PSE&G’s plans to restart Hope Creek and I can report this morning that the unit has synchronized to the grid and Mike Metzner just handed me a note that says it’s at 18 percent power [INAUDIBLE] and ramping up.

We have begun regulatory and stakeholder outreach programs as are needed for merger approval that we described on December 20th. I believe I’ve made 4 trips to New Jersey in the last month and I’m meeting people as fast as I can. Betsy Moler and Randy Mehrberg are hard at work on FERC approvals; New Jersey, Pennsylvania and Illinois commission filings; and we expect to get all of those done and the SEC joint proxy filed early in the next month.

Bob Shapard will pick up the numbers side of 2005 which we began to explore with you in August. I get to give you one headline from all of that. We are raising our earnings guidance by $0.05 per share, giving you a range of $2.90 to $3.10. We will stay focused on delivering those earnings while we plan the integration of Exelon and PSE&G just as we did 5 years ago in our last merger. And just to illustrate that point let me say that as we end this meeting in 30 or 40 minutes we are promptly going to a management meeting where the focus is how does everybody keep their eye on the ball, continuous improvement in both operating results and profitability, and given the way our share commitments work, given the way our options work, we have 140 people in that room who have a huge financial stake in making those results occur. So thank you very much and I’ll give this back to Bob.

Bob Shapard: Thanks, John. As John did mention we are raising our previously announced operating earnings guidance to $2.90 to $3.10 per share to raise the bottom of that range to 2004’s normalized earnings. I’ll remind you that our operating earnings guidance does exclude the positive impact of our synthetic fuel investments. In August of last year we presented a waterfall chart that walked you from 2004 to projected 2005 operating earnings. We updated a few of those key drivers to you at the EEI meeting in October. Today we’ve updated that chart again to reflect actual 2004 results and our increased ‘05 guidance, but the fundamental story remains the same. You should refer to the — to the waterfall chart that’s in the pack. I’ll take just a minute to walk you through that updated chart.

It starts with our actual 2004 results of $2.78. It adds back our full year weather adjustment of $0.11 per share. ComEd CTC has a scheduled change in the mitigation factor from ‘04 to ‘05 which results in the $0.03 less CTC collection in ‘05. Depreciation and PECO’s amortization will cost us $0.05, addition — and additional nuclear fuel outage days will cost us another $0.05.

O&M inflation and wages and medical costs and materials is offset by continued cost savings and includes $0.03 of a partially — partial year’s benefit of our pension pre-funding initiative announced in November. So the net impact of O&M this year — or in ‘05 should be a total of a $0.05 positive versus ‘04. Load growth of 1.5 to 2 percent should realize us about $0.10. Revenue net fuel growth remains at about $0.05, reflecting higher average realized prices, offset by customer switching or transmission revenues, additional ancillary service and the additional PJM admin fees. We are largely hedged for ‘05 at over 95 percent including our ComEd and PECO sales. Lastly, interest savings from retiring approximately $1.2 billion of debt at ComEd and our ongoing transition debt retirement should save us about $0.09 a share in 2005.

In summary, 2005 guidance reflects the ongoing strength of our cooperation, our low cost generation position and our continuing efforts to contain costs. We believe Exelon is well positioned in 2005 to deliver on this guidance. We expect first quarter ‘05 operating earnings to come in the $0.55 to $0.70 per share range and the first quarter of ‘04 weather was approximately normal. We now would be happy to answer any of your questions.

Operator: Thank you. The floor is now open for questions. If you do have a questions please press star one on your touchtone telephone. If at any point your question has been answered you may remove yourself from the queue by using the pound key. We do ask that if you are on a speakerphone to please pick up your handset to provide optimum sound quality. Once again for any questions at this time please press star one on your touchtone telephone. Your first question is coming from Kit Konolige of Morgan Stanley. Please go ahead.

Kit Konolige: Thanks, good morning.

John Rowe: Morning, Kit.

Bob Shapard: Morning, Kit.

Kit Konolige: I was wondering if you could describe in a little more detail the — the aspects of the higher margins at — at Generation, what — I think Bob you cited the 3 items if you could give us an idea of which — which were most important?

Ian McLean: I — I — maybe I can take that one Bob. It’s Ian McLean. I think we — I — I — Bob said — I’m sure Bob said the actual number was about 255 on the higher margins. There were several components of that. The actual sales prices were — were not the main driver of that, although it was a little bit — the drivers were lower costs, that’s partly due to our —our acquisition of AmerGen, the consolidation of AmerGen. We had purchased power savings related to the turn back of the Midwest Gen units and the— the third item of that was we had lower average fuel price costs compared to ‘03, mainly due to our hedging program.

Kit Konolige: Can — can you describe hedging in — in any more detail?

Ian McLean: Well, I — I think that you know we had long-term coal contracts at attractive prices. We have some long-term oil price — contracts at attractive prices. So overall you — you — our average cost was down.

Kit Konolige: Okay. Thank you.

Operator: Thank you. Your next question is coming from Paul Fremont of Jefferies. Please go ahead.

Paul Fremont: Two questions. The first is, can you tell us a little bit about the hedging at Commonwealth Edison this summer and whether those contracts extend out into future years? And the second question is, Peggy I think has talked a lot about proposed pricing changes in PJM and I was wondering if you could tell us what the expected impact on your operations might be based on some of the changes that are being discussed there?

Ian McLean: You want me to take that one as well? Yes, I missed the first part but the second part I will answer, maybe you could repeat the first part. In terms of the — the effects on us at PJM obviously the main impact is out in the new NI-held region. What — what it’s provides for us is — it — it’s — we have the ability now to — to break down into the component parts our needs to serve our portfolio. So in the past if we — if we wanted ancillary services we would have to actually take on the entire output of a unit to get those ancillary services, and you know power or — now we can buy those components. I can actually go out and buy capacity as a separate unit that I couldn’t buy in the past. And there — we’ve actually done some very significant transactions of significant size caught mainly with financial plays, actually have entered the market that where in the past so I don’t have to take the power along with stated capacity. So that’s the biggest thing is we can manage our portfolio financially, I would say in a more sophisticated way and also more economic way.

Paul Fremont: All right. Sort of following up on that are any of those changes — sort of indicating higher pricing in PJM going forward or is your expectation that prices are going to remain relatively flat in PJM?

Ian McLean: When — when you say flat, you mean flat to the past?

Paul Fremont: Just looking at the sort of the current forwards I think are in the peak prices are in the $48 range I think for ‘05 and ‘06.

Ian McLean: Yes. I — I — we don’t foresee any increase in prices through the PJM. I mean, that will be driven primarily by — you know, fuel costs in the region, coal obviously being the big one. So I — I don’t see that as — what —what we do see as a result of it is I think more efficient use of the — the transmission system, some transactions that weren’t flowing in the past due to, you know, control areas affecting these small regions. They’re now flowing so there’s — they’re typically is more power flowing east to those higher priced markets than in the past. So it’s a more efficient market.

Paul Fremont: And — and then my other question just related to Commonwealth Edison and the hedging there. Can you — it — it seems like you are fully contracted for this year. Do those contracts go out beyond this year or?

Ian McLean: Yes, Commonwealth Edison, we — we — you know our contacts — our main contract out in the Commonwealth Edison region is obviously with our — affiliate — facility T&D supplier. We — tho — those — that — that arrangement ceases at the end of 2005. So that — going into 2006 that — that — that’s what we — we’ve talked about significantly about what — what happens in post-2006. And currently the — and — and I — I can’t predict this precisely, currently there seems to be general movement towards the — the concept of an, you know an auction scenario.

Mike Metzner: Hey Paul, just to follow up on one thing, we do see improving fundamentals in PJM as we move into the second half of the decade which, you know will put some upward pressure on price.

Ian McLean: I — I made a — I actually said ‘05, it — it’s 2007 is when we — we would go to an auction scenario, not 2006.

Paul Fremont: That’s for Commonwealth?

Ian McLean: That’s for Commonwealth, yes.

Paul Fremont: So do you have contracts that extend into next year?

Ian McLean: Yes.

Paul Fremont: Thank you.

Operator: Thank you, your next question is coming from Vic Khaitan of Deutsche Asset Management. Please go ahead.

John Rowe: Morning, Vic.

Vic Khaitan: Good morning, John and everybody. You know, John, you mentioned about 2004 was a good year but 2005 gives you a pretty good challenging year in terms of many activities going on. So how comfortable do you feel about handling situations in Illinois with rate case and then with the merger proceeding and same time nuclear upgrade, et cetera? So could you give us a little color on your confidence in 2005 and beyond?

John Rowe: Well, let’s start with 2005 and the — and the very real challenge as you mention because we are a group of fairly busy beavers. I am more comfortable with our 2005 projections right now than I was with our 2004 projections at this time last year and we beat those. So, I think as time goes on we have developed better budgeting capability, better forecasting capability and so forth. But, it’s still not as good as I would like but it’s getting better. So I think we have as much solidness of — in the numbers as anyone can have in an uncertain world. Now as to your larger question, Vic, on the challenges, you know obviously I’m going to have to spend an awful lot of my time on things in New Jersey. I’ll continue to spend a lot of my time on things in the Illinois regulatory structure. And, you know, my always scarce time will be subdivided and subdivided yet again.

But, I — I think what we have accomplished over the last couple of years that makes this possible is the sort of depth of our team. I mean if you just — I’m going to start with the regulatory front but I can start with the operating front just as well, but starting with the regulatory front, Betsy Moler, who is one of the very few people I would concede has as much experience with these sorts of things as I do, will be in charge of both the FERC regulatory and the New Jersey regulatory affairs. And in that context we have the competent and enthusiastic support of a very good PSE&G regulatory team. I think the kinds of additions we will be making to work on that will be in substantial professional assistance. We have the Skadden Arps firm and Mike Naeve working on the FERC issues. PSE&G has Lon Buchknight. Together they are two of the better FERC lawyers we can name. In New Jersey we’ve supplemented the PSE&G team by hiring our own law firm and we are working with former governor Florio who’s giving us some advice on critical requirements in New Jersey. So we are already beginning to build a team there and I think we will have the advantage of being able to send a few people from Philadelphia and Chicago over there from time to time to show how much we have accomplished in diversifying our officer cadre with more women and both African Americans and Hispanics.

Back home, you know Frank Clark has developed a really solid regulatory team in Illinois. It’s led by John Hooker and Ann Pramaggiore, John does the political side with a whole group of people and Anne Pramaggiore has done very talented work coping with this whole workshop process in Illinois. So that to the extent that hard work can do this I have no doubt that we have the team. Same thing in — in Pennsylvania where you have Denis O’Brien and he has Lisa Crutchfield working with him and Brian Crowe. So we have the depth on the regulatory front to do a broad-based regulatory and political strategy in these states. I will say, however, that when we were doing our courting process, and as everybody knows we courted a whole lot of folks, one of the things that made this transaction stand out from, you know a whole lot of others is that we have a lot more capability to do three states really well than we might have had to twice that number all at once. So I think regulatory-wise we have the resources and we know how to hire anything we find we need.

Now turning to the operating front, obviously you know brother Crane has a big job. He also has big shoulders. But, you know, the magic of what has been going on in nuclear is of course that it isn’t magic. Chris has been building a very deep bench now for several years. Chip Pardee has become our COO in nuclear. Bill Levis, who has moved off to handle the Hope Creek/ Salem challenge under Jim Ferland’s supervision has a great deal of both operating and regulatory experience and we think he’s the right guy for that job. John Young has got a deeper bench in our fossil areas than we’ve ever had before. And, you know, Ian and his folks had the best year in trading that they’ve had in four. I mean that we’ve somehow managed to combine Scottish prudence with some genuine aggressiveness and are — are really, you know, beginning to see excellent results in Power Team. Now, you know Jack’s goals and Denis O’Brien and Frank and Ruth Ann Gillis are, you know, working very hard on continuing to improve our delivery numbers in both Chicago and Philadelphia. You know, this is an area where in fact Peggy is stronger than we are, so we may actually even learn a little but we certainly won’t have to deplete our effort in those cities on the T&D front.

So, you know, obviously we’re going to be a hard working bunch. You wouldn’t want us to be anything else. But I hope that further review of the kinds of people involved at least gives you all the confidence that we have looked this problem in the eye and a — assessed it as clearly as we can. And — and in— in addition you can all decide how much value if any you want to put on this, but as a condition of the merger both the Peggy board and my own board requested me to make a personal commitment that I would plan to stay ‘till 65 and I have made that commitment. Actually I made it quite cheerfully. But it doesn’t seem like I know how to do anything else as well as I know how to work. But again I go through all of that, Vic, it doesn’t prove that your — your question is misplaced. Your questions never are. But I think it proves that we are addressing the question very substantially. And — any just let me be unequivocal about one thing. You know it — it took an awful lot of effort to build the Exelon management team but the people around me at this table are the deepest, strongest, hardest working team I’ve ever had.

Vic Khaitan: Thank you, John, for the extended information.

Operator: Thank you. Your next question is coming from Steve Fleishman of Merrill Lynch. Please go ahead.

Steve Fleishman: Yes, thank you.

John Rowe: Morning, Steve.

Steve Fleishman: Hi, John. I won’t ask you to go through the whole management team again but —

Ian McLean: (Laughter) Can I tell you which one is ugly? (Laughter)

Steve Fleishman: A couple of questions. First, in — there’s been some such reports where the New Jersey chairman has talked about the merger review process being 18 months or more which would obviously not fit your time frame. Could you — you know that could be posturing obviously but could you give any flavor or your thoughts on those comments? And then secondly, if we could get some kind of update on the capex forecast, particularly now that you made this pension investment which maybe should reduce capex a little bit?

John Rowe: I will do the first part and then I’ll defer to Bob for the second part of the answer. You know of course we saw Chairman Fox’s comments and, of course, we shivered when we saw them. I hope that no one here ever gives a regulatory pro — projection without indicating that there’s always some uncertainty on that. And, you know, should it happen that this turns out to be an 18-month or a two-year proceeding, I’m pleased that the nuclear operation gives us the chance to get some benefit in the meanwhile. But we’re not simply accepting anything of that sort as necessary. I’ve been to meet with Chairman Fox and several of her colleagues on two occasions.

I think it’s very clear that the amount of time this approval process takes will be dependent on how good a case, how fast a case and how strong a case we can make that it is in the interest of the state of New Jersey to get this proceeding done quickly. And the burden is on us to show us that there is more reason to hurry than to go slow. That is not an unfamiliar regulatory challenge. What we’re going to do is try to make the case very thoroughly starting with our initial filing. We are going to work very closely with PSE&G to rally the maximum possible amount of constituency kind of support for a fast schedule. And we understand that time is money and as long as we don’t threaten our basic synergy analysis we are prepared to share a little in order to get an expedited result.

Steve Fleishman: Okay. On the capex?

Bob Shapard: Steve, if you recall back to the August presentation we — we showed you our deploying the cash slide. We showed about a $2 billion annual capex program, including nuclear fuel which I think is about

John Rowe: 5 or 6

Bob Shapard: about $5 or $600 million of the $2 billion. The — what we also showed is this use of cash on that slide is about a $360 million annual pension fund contribution. That pension fund contribution will now be, will go away, will not be needed with the — with the funding initiatives. So we’ll generate about $360 more of additional free cash if you will because we don’t have to fund that.

In terms of the capex program, which again was about $2 billion including $600 in nuclear fuel, we expect that to remain relatively flat over the next few years but we are eliminating the pension funding requirement of $360 million a year. If you look forward to ‘06, if the — if the merger did close and we were consolidated in ‘06 just look at our projected capex program and Public

Service’s, you can kind of — kind of get a sense of earnings. The combined company would probably have about $800 million a year free cash flow and that’s assuming we don’t get more aggressive with the balance sheet which we talked our — we — we have the potential to be more aggressive with our balance sheet. So there’ll be a lot of free cash flow over and above the combined capex program which will be — which will be available for us to use going forward.

Steve Fleishman: Okay. Just — just one clarification. If you look at ‘04 your capex was about $1.9 billion?

Bob Shapard: Yes, sir.

Steve Fleishman: Does that include the pension funding that you did in ‘04 or does — is — is that somewhere else in the cash flow statement?

Bob Shapard: It — it — it’s somewhere else in the cash flow statement.

John Rowe: But — but — if I can just add, Steve, you know — we — we have not made the major contribution to the pension fund, the $2 billion, that we voted to make yet. Barry Mitchell who is here has a plan for when he is going to — to do that this year and he’s looking buddha-like, he doesn’t seem to want to share it with me. I don’t know if he wants to share it with you or not. (Laughter)

Barry Mitchell: We’re — we had stated from the very beginning that — that we were going to raise the funds necessary to — to make that contribution in the debt market which translates if you assume a $2 billion contribution to about $1.4 billion given the tax benefits associated with — with making that contribution. So those are, you know, that — that plan, and we’ll make that contribution as soon as we can but that’s contingent upon being free to go to the market relative to — to — to filing the 10-K and — and whatever dust needs to settle, shall we say, with respect to the proxy and — and the examination and the approval of that. So it’ll be some time in the first half of the year for sure.

Steve Fleishman: Okay. Thank you very much.

Operator: Thank you. Your next question is from Paul Patterson of Glenrock Associates. Please go ahead.

Paul Patterson: Good morning, guys.

Bob Shapard: Good morning, Paul

John Rowe: Good morning, Paul.

Paul Patterson: I just want to touch a base with you first of all on — on O&M. When — when you look at the —the table that you guys have on reconciliation and the footnote, you guys mention that there is the expense increased primarily due to a favorable legal settlement reached by Generation. Could you give us a feeling for what that was? And also could you give us an idea what the tax rate in 2005 you guys are expecting to have?

Bob Shapard: We settled 2 or 3 — legal issues in ‘04. I don’t know that we have any particular one that was that outstanding, three or four of them that will add — that added up to that number.

John Rowe: Does — does that include the DOE settlement, Bob?

Randy Mehrberg: No, no. But it would included in the Cotter matter, it would include the —

John Rowe: That’s Randy Mehrberg our General Counsel.

Paul Patterson: Okay.

Randy Mehrberg: The PECO combination matter, several things like that.

Paul Patterson: O — Okay. So that — that’s about $0.07. Is that right?

Randy Mehrberg: No, no, no. Those — those matters were no more than about $0.02.

Paul Patterson: Okay. And the DOE settlement, how much was that?

Randy Mehrberg: About $0.02

Bob Shapard: $0.02 and — and the DOE settlement was — was carved out of earnings.

Randy Mehrberg: And that’s going forward as well.

Paul Patterson: Okay, so that was carved out but the other one wasn’t? Is that right?

Randy Mehrberg: The — the DOE settlement for the — the expenses related to 2003 and earlier those were carved out. The DOE settlement related to 2004 expenses were included as an offset to our actual expenses and that’s something that will continue into perpetuity.

Bob Shapard: The one time settlement — catch-up on DOE was carved.

Randy Merhberg: Yes.

Bob Shapard: There will be ongoing reduction expense that was not carved out. But — but, yes there was probably $0.02 for various legal settlements that we’re looking at.

Paul Patterson: Okay. And then — but — and then you guys also, I mean the Exelon Way obviously seemed like it was a big benefit, but then that was partially offset by increased outage costs? Is that — is that — I mean if you just walk through O&M a little bit is that — is that what we’re sort of talking about?

Bob Shapard: No, it was — it was just offset by — by normal inflation and just normal wage increases and — and some other higher O&M costs.

Paul Patterson: Okay, I’ll — Okay. The — the other thing I wanted just to ask you is has there been any change since the — since the— since the ICC’s consensus efforts sort of came out were published? Has there been any — and we did notice just recently that Madigan’s having a house sub-committee sort of a — take a look at this. Has there been any impact on the First Energy auction in discussions there at all in terms of how people are looking at the auction process in Illinois?

John Rowe: It’s John. I don’t think it’s had a big impact but probably it is one of the kinds of things that go into speaker Madigan’s analysis that he wants to keep an eye on this. There’s as usual so much going on in the Illinois legislature, between the legislature and the governor that you — you want to be very careful about trying to be more sophisticated about reading it than your knowledge of the facts permit. But I — I think one should take the speaker’s interest at face value. He wants to be sure, one, that if there is to be an auction, it takes place in a truly competitive market. Two, that the rules are fair and consumer protective. And, three, that the overall results to the con — consumer will not be intolerably volatile. And I don’t think one should try to read it much more deeply than that at the moment. You know, this is a — a person who goes from the state budget to healthcare to, you know torts and liabilities to utility issues and, you know, while he’s certainly capable of it I doubt that he’s spending a lot of time focusing on any of the one — any one of the factors that may affect this. My guess is he’s more concerned about whether the overall results will be acceptable.

Paul Patterson: That makes sense. Just a — another fi — final sort of housekeeping item. Tax rate in 2005 for the non-GAAP guidance, what was that supposed to be?

Bob Shapard: Let me again look real quick. Let me clar — let me clar — Paul, let me clarify the nuclear refueling outages. We had a negative $0.01 variance this year to last because of more planned outage days. There’s a $0.05 negative variance in ‘05 because of even more planned outage days. Nuclear out — refueling outages vary between 8 and 11 a year kind of thing.

Paul Patterson: Okay.

Bob Shapard: When you go up and down to it, we lost a penny this year, we’ll lose 5 in ‘05 and probably make a little in ‘06. It just — it’ll swing between 8 and 11 outages.

Paul Patterson: Okay, great. And I’ll — I’ll let you guys get back to me on the — on the non-GAAP guidance [INAUDIBLE] — I mean on the tax rate for non-GAAP guidance.

Bob Shapard: Thanks, Paul

Paul Patterson: Thanks a lot.

Operator: Thank you. Your next question is from Paul Ridzon of Keybanc.

Paul Ridzon: Good morning, can you hear me?

Bob Shapard: You bet Paul.

John Rowe: Yes, Paul.

Paul Ridzon: A — a — quick question. $0.04 negative mark-to-market that we saw in the fourth quarter, what’s the tenure of those contracts and just less specifically do you see any more opportunities for nuclear contracting or nuclear management? And is that something you think you could digest at this point?

Ian McLean: Yes, I can — I’ll take the first part on the — the $0.04. The — the tenure of those contracts they — they’re almost all run off the books in 2005. So that you know they — they’re — they’re short-term in nature. And I think we spoke before, typically the type of thing we’ll do is we might buy an option. You know, to cover an oil plant, rather than going buy the underlying.

And then of course you — as you know to mark-to-market the —the derivative contractor, you don’t mark-to-market the sale of power. That — so it’s all related to our hedging, and it’s — it’s all short-term.

Chris Crane: On the nuclear operating agreements, that’s not one of our core focus to operate other people’s facilities. We — we like to keep the resources on our own. The only way we would go forward on that is if it helped us match our portfolio and there was some kind of agreement made with the owners that — that — that it benefited our total portfolio. So we are not out in the market looking but if — if we had to for — for some other reasons we could.

John Rowe: Chris has big shoulders but they’re a little smaller than an aircraft carrier. I’d just add one thing to that, you know, one of the things that we are open to discussing with virtually any obvious contender would be a swap of some PJM East nuclear capacity for a significant chunk of pac — capacity in another competitive marketplace. And you all can make a list of where those are as well as we can. But it would be a — a very opportunistic add to our whole PSE&G program if we could swap some capacity into another market, and that is the principal circumstances that I could see us adding to Chris’ operating burdens right now.

Paul Ridzon: Could that be one potentially way to — to mitigate market power concerns?

John Rowe: Of course.

Paul Ridzon: And then lastly is the — the statement that the DOE savings will continue in perpetuity intended to be a prediction of when Yucca Mountain gets done?

John Rowe: (Laughter) And after I stop beating my wife I’ll start on my mother.

Paul Ridzon: That was tongue in cheek,

John Rowe: I — I took it that way. So was the answer.

Paul Ridzon: Thank you very much.

Operator: Your next question is from David Frank of Zimmer Lucas Partners.

David Frank: Yes, hi, good morning.

Bob Shapard: Hi, David.

John Rowe: Good morning, David.

David Frank: Bob, could you just remind us how much was the synfuel earnings contribution for 2004 and what do you expect for 2005?

Bob Shapard: It — it contributed about $0.10 a share of earnings in — in 2004. It’ll probably contribute a little more in 2005. Few — just a few pennies more.

David Frank: Okay. And also you talked about stock buy-back continuing in 2005 that would make up I think $0.03 to $0.05, you said. How — how much stock do you anticipate repurchasing in 2005?

Bob Shapard: We — we announced the program about a year ago. There was intended to offset the dilutive effect of — of option exercises and employee programs. We suspended that program because we were in negotiations. It was a discretionary program, rather than a non-discretionary so therefore we’re — we suspended it — but when we started negotiations with Public Service. So we got some — some— some built up catch-up that will — that will begin earlier this year to buy back some shares which we — we had about $0.05 dilutive effect in ‘04 in the issues of additional shares and I — I think we get roughly half of that. We would have eliminated roughly half of that had we done that program so we’ll get that back early in this year. And be — so the program we have is very specifically targeted just to essentially eliminate some of the dilutive effect of — of programs — internally. In terms of a broader buy-back program we still have to address what we are going to do with our free cash flow going forward. You know, you probably should expect to hear some plans from us what we are going to use free cash flow in a broader program, that was just a fairly narrow program for some of our program sets.

David Frank: Is — is there the potential I guess this would be for John, then, that we could see an enhanced stock buy-back prior to the close of — of the merger or would this be post close of merger?

John Rowe: I — well, take what Bob said on its literal terms. I think what he meant is up to the level necessary to offset the dilutive effect of the exercise of options. I do not think there is a significant likelihood that we would do a further enhanced buy-back be — before the merger is consummated. We’d have to really beat our cash-flow expectations to do that. Bob, would you — are you thinking beyond that?

Bob Shapard: Yes — just — I think if — if we — the program we just laid out, I think maybe go to [INAUDIBLE], talk about how much free-cash flow generate stand-alone this year. By next year we’re in — in the merger year and into significant free cash flow, we certainly can’t justify using all of that to buy down debt. Our credit metrics are good. So it —it just points to the fact that our hurdle rate for the use of that money is our sto — is buying back stock unless we can beat it. So I think that becomes the issue how — how — of what’s the most efficient use of capital.

David Frank: Okay. Great.

John Rowe: I just want to see it before I spend it.

David Frank: Thanks a lot, John.

John Rowe: Thank you.

Operator: Thank you. Your next question is coming from Ali Agha of Wells Fargo. Please go ahead.

Ali Agha: Thank you. Just wanted to clarify a couple of points. John, going back to a point you were talking about earlier about capacity swaps or what have you, now in the past you’ve told us that clearly your generation portfolio in Texas as it stands doesn’t quite fit into the full picture. And you were planning to do something about that more proactively. Have you thought more on that line? And what should we be thinking about, vis a vis, that Texas generation portfolio?

John Rowe: Well, for ex — the deal with PSE&G brings us new capacity in Texas that would make us a more effective market participant there. So John Young’s been buying cowboy boots lately. I — I think Texas is a good market for us with this PSE&G increment and, you know, obviously that’s the place we would look at very coldly for further expansion. But, you know remember, when it comes to valuing independent generation we tend to be the village bears. So we’ve looked in a — in a couple of other places and saw the prices that we were prepared to pay were too low to be on the table. So I wouldn’t run out and assume we are going to make a big independent generation grab but I do think we’ll try to make the best out of our fleets and the PSE&G fleet together in Texas. And — you know if you look around at competitive areas in the country where you might look at a genera — at a nuclear generation swap that’s— that’s one of the obvious ones.

Ali Agha: Right. And, John, one other point. As you started your discussion with the regulators on the merger, have there been any new data point that you picked up that could cause you to change the original assumptions you had made about the regulatory, you know, cases being essentially a wash, when you run the map on the merger, economics?

John Rowe: Well, I don’t think we’ve said they would be a wash. We know, for example, you know we allowed in our merger assumptions for the fact that in New Jersey there is a requirement that when a New Jersey utility is sold, I think it’s three quarters of the historic synergies in the regulated operation, which is a fairly small part of what we are talking about here, are — are supposed to go to the rate payer. And we’re — we — we’re cognizant of that precedent. You know, beyond that I — I think the issues in the other states we’ll be prepared to make a strong case that there is very little effect on the other states. They’ve made their regulatory de — deals and we think they should keep them. Now I can’t imagine going through one of these things without 4 or 5 different parties deciding this is the opportunity to see how many tick birds a hippo can bear. But, you know, hippos are surly animals and — Betsy Moler thinks I mean that personally, she’s taking grievous umbrage here — I don’t see that there are any data points that threaten our basic ability to deliver the merger synergies. But let’s be real, everybody. You know that dealing with these things is what Betsy and I get paid for.

Ali Agha: Absolutely. One last question, more accounting-wise for Bob. Bob, looking at the segment break down in the fourth quarter numbers corporate and elimination had a very big positive net income contribution. Could you just elaborate what caused that to happen?

Bob Shapard: Give me two seconds.

John Rowe: Matt is rushing through his numbers and everyone else is staring at him.

Bob Shapard: I think — I think Trpik — Trpik hit the button. He’s got the answer.

Trpik: In the fourth quarter we recognize certain tax benefits in the corporate and eliminations company where we have — we have recognized certain state tax benefits that benefit the company as a whole as opposed to any of the subsidiaries.

Ali Agha: Those should be non-recurring in nature going forward?

Trpik: That is correct.

Bob Shapard: Correct.

Ali Agha: Thank you.

Operator: Thank you. At this time there is no further time for questions.

John Rowe: Thank you.

Bob Shapard: Thank you very much.

Operator: Thank you, ladies and gentlemen. This does conclude today’s teleconference. You may now disconnect your lines and have a wonderful day.

* * * * *